SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Oscar Thompson
CEO and Head of Investor Relations
oscar@telepart.com.br
Phone: +55 (61) 3429-5620

Renata Pantoja
Investor Relations Manager
rpantoja@telepart.com.br
Phone: +55 (61) 3429-5616

TELE NORTE CELULAR PARTICIPAÇÕES S.A. REPORTS
FOURTH QUARTER AND YEAR-END 2006 RESULTS

- Estimated gross sales share of 28.9% in the 4Q06 and 27.3% in 2006
- Net debt of R$229.6 million in 2006

Brasília, Brazil, March 27, 2007 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding Company of the wireless telecommunications service provider in the States of Amapá, Amazonas, Maranhão, Pará and Roraima in Brazil, announced today its results for the fourth quarter and year-end 2006. The Company’s client base totaled 1,210,780 in the quarter. In 2006, EBITDA reached R$36.7 million, representing 9.5% of net service revenues.

Operation Highlights:

Client base of 1,210,780 in 2006

The Company’s customer base reached 1,210,780 clients in the 4Q06, representing a slight decrease of 4.9% and 1.0% over the 3Q06 and 4Q05, respectively.

The Company’s customer base was reduced during the 4Q06, as a result of more strict policies for disconnection and credit analysis. In the 4Q06, prepaid base decreased by 53,806 clients, ending the quarter with 978,509 customers, or 81% of the total base. The Company realized a client base clean-up in November and December 2006, which resulted in the elimination of approximately 122,000 clients from the prepaid base. The postpaid base decreased by 8,670 clients, ending the quarter with 232,271 customers, or 19% of the total base.

CLIENT BASE (000s)

Churn Rate

Blended annualized churn rate increased in the quarter, reaching 86.4% due to higher churn rates in both prepaid and postpaid segments. In 2006, blended annualized churn rate totaled 54.9%, representing an increase of 6.8 percentage points over the previous year. Excluding the effects of the prepaid client base clean-up held in November and December 2006, blended churn rate would have reached 45.0%, 3.1 percentage points lower than 2005.

Annualized churn rate for the postpaid segment, which accounts for most of the revenues generated, totaled 27.4% in the 4Q06, higher than the 22.8% recorded in the 3Q06. This increase is related to higher churn rate levels in the Control Plan (“Plano Controle”), due to changes in the disconnection policy for these clients. In 2006, postpaid churn rate reached 25.1%, versus 32.8% registered in 2005.

Prepaid churn rate in the 4Q06 totaled 100.5%, significantly higher than the 54.0% registered in the previous quarter. This increase is a consequence of the already mentioned prepaid base clean-up held in November and December 2006 and the disconnection of clients acquired during chip-exchange campaigns at the beginning of the year.

In 2006, the prepaid churn rate increased by 9.5 percentage points, reaching 62.3% . This growth was primarily due to the prepaid base clean-up. Excluding this effect, prepaid churn rate would have reached 50.0%, 2.8 percentage points lower than 2005.

CHURN RATE (annualized)

Operating Revenues

Net service revenues totaled R$106.6 million in the 4Q06, a decrease of R$1.1 million or 1.1% when compared to the previous quarter. In 2006, net service revenues reached R$385.0 million, a reduction of 1.3% when compared to the R$390.0 million registered in 2005 due to (i) the reduction of roaming revenues in the amount of R$20.6 million, and (ii) the negative impact of legal provisions related to value added tax (ICMS) on monthly fees in the amount of R$9.7 million, partially offset by the adoption of the “full billing” rule, which positively impacted interconnection revenues.

The “full billing” rule for interconnection charges is in accordance with Anatel’s new Regulation for Network Usage of SMP Providers, which established that interconnection payments between SMP operators may occur independently of the traffic balance between the operators.

Thus, since July 14, 2006, the Company has no longer been subject to the “bill & keep” rule, which established that interconnection payments between SMP operators only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55%, which resulted in a substantial reduction in interconnection revenues and costs.

In 2006, the adoption of the “full billing” rule resulted in lower EBITDA and EBITDA margin.

Excluding the impacts of the “full billing” rule and the provision related to value added tax (ICMS) on monthly fees, net service revenues would have reached R$344.7 million in 2006, R$45.3 million lower than 2005, basically due to the R$20.6 million reduction in roaming revenues and higher volume of retention promotional discounts addressed to high-value clients.

Data revenues totaled R$6.2 million in the 4Q06, remaining fairly stable when compared to the R$6.6 million registered in the 3Q06. For 2006, data revenues reached R$26.1 million, 53.0% higher than the R$17.1 million recorded in 2005, due to promotional campaigns held during 2006.

Net equipment revenues totaled R$11.0 million in the 4Q06, 23.0% lower than the R$14.3 million recorded in the 3Q06 due to lower volume of handsets sold. In 2006, net equipment revenues reached R$51.2 million, an increase of 21.9% when compared to the R$42.0 million reported in 2005. This increase is related to higher number of handsets sold during the year.

In the 4Q06, handset subsidies for client acquisitions amounted to R$2.5 million or R$12.5 per gross addition, remaining in line with the R$2.5 million, or R$14.2 per gross addition, registered in the previous quarter. In 2006, handset subsidies decreased by R$5.8 million due to the rationalization of the acquisition campaigns.

As a result, total net revenues reached R$117.6 million in the quarter, 3.6% lower than the 3Q06. In 2006, total net revenues totaled R$436.3 million, 1.0% higher than the R$432.0 million registered in 2005.

Operating costs and expenses

Cost of services totaled R$46.4 million in the fourth quarter, 8.0% lower than the R$50.4 million registered in the 3Q06. This decrease is a consequence of (i) reduction of Fistel expenses in the amount of R$2.3 million associated to the client base clean-up, and (ii) lower interconnection expenses due to decreased volume of minutes originated to other operators. In 2006, cost of services increased by 32.5% over 2005, as a result of the adoption of the “full billing” rule. Excluding the impact of the “full billing”, cost of services in 2006 would have reached R$97.2 million, 12.8% lower than the numbers registered in 2005, primarily due to lower interconnection and network maintenance expenses.

Selling and marketing expenses totaled R$23.5 million in the 4Q06, 4.2% lower than the R$24.5 million reported in the quarter. This reduction is associated to lower client retention expenses. In 2006, selling and marketing expenses reached R$102.8 million, 2.6% higher than 2005, as a result of higher advertising expenses related to the Me Liga (Call me) promotion and higher volume of commissions paid to dealers, partially offset by reduced personnel expenses.

Customer acquisition cost for the fourth quarter of 2006 reached R$96, 26.2% lower than the R$130 registered in the 3Q06, representing the lowest amount ever recorded by the Company. In 2006, client acquisition cost totaled R$122, lower than the R$158 registered in the previous year due to the adoption of a more coherent and rational client acquisition policy.

Retention costs totaled R$14.2 million in the quarter, lower than the R$16.9 million registered in the 3Q06. As a percentage of net service revenues, retention costs reached 13.3% in the 4Q06, the year’s lowest figure, emphasizing the Company’s efficiency to rationalize retention expenses and, at the same time, generate a 3.1 percentage points increase in the number of postpaid clients associated to loyalty programs compared to the 3Q06. In 2006, retention costs amounted to R$63.7 million, R$11.2 million higher than the R$52.5 million registered in 2005 due to increased efforts to retain corporate and retail high-value customers.

General and administrative expenses reached R$52.2 million in the 4Q06, R$46.4 million higher than the R$5.8 million registered in the previous quarter. This significant increase is a consequence of value added tax (ICMS) provisions effects and consulting fees related to the Company’s new management entry. Excluding these effects, G&A expenses would have reached R$11.2 million, R$5.4 million higher than the 3Q06 as a consequence of the provisions for contingencies booked in the 4Q06.

In 2006, G&A expenses totaled R$75.7 million against R$41.8 million registered in 2005. This increase is a result of higher expenses with (i) provisions related to value added tax (ICMS) on monthly subscription fees and VAS, and (ii) management consulting fees.

Bad debt provisions totaled R$5.5 million in the 4Q06, R$2.2 million higher than the R$3.3 million registered in the previous quarter. This increase is related to the (i) change in accounting treatment of interconnection disputes in the amount of R$0.8 million and (ii) default of card suppliers in the amount of R$1.7 million. Excluding these impacts, bad debt provisions would have reached R$3.0 million, or 2.8% of net service revenues, remaining in line with the third quarter. As a percentage of net service revenues, bad debt provisions reached 5.1% versus 3.1% registered in 3Q06. In 2006, bad debt provisions increased by 22.6%, from the R$13.3 million registered in 2005 to R$16.3 million. As a percentage of net service revenues, bad debt provisions reached 4.2% in 2006 compared to 3.4% in 2005. When calculated against total net revenues, bad debt provisions reached 3.7% in the year.

BAD DEBT PROVISIONS (R$ million)

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) totaled 240 in the 4Q06, 5.3% higher than the 228 recorded in the previous quarter, as a consequence of seasonal factors. In 2006, postpaid MOU reached 221 minutes, higher than the 193 minutes registered in 2005 due to higher volume of promotional minutes associated with retention campaigns.

Postpaid ARPU reached R$75.2 in the quarter, representing a reduction of R$9.7 when compared to the R$84.9 recorded in the 3Q06. In the fourth quarter of 2006, excluding the effects of “full billing” and value added tax (ICMS) provisions, postpaid ARPU would have reached R$72.6, representing an increase of R$0.8 when compared to the third quarter of 2006 pro-forma ARPU (R$71.8) .

In 2006, postpaid ARPU totaled R$76.9, higher than the R$72.4 registered in the previous year, mainly due to the adoption of the “full billing” rule, which was partially offset by legal provisions related to value added tax (ICMS) on monthly subscription fees and VAS. Excluding the impacts of the “full billing” and the provisions related to value added tax (ICMS) on monthly subscription fees, postpaid ARPU would have reached R$73.0, representing an increase of R$0.6 over 2005 due to higher volume of free minutes offered, partially offset by increased incoming minutes per user.

Prepaid MOU reached 45 during the 4Q06, representing an increase of 12.5% when compared to the 40 recorded during the previous quarter, due to seasonal factors and higher volume of promotional minutes. In 2006, prepaid MOU totaled 36 minutes, higher than the 30 minutes registered in 2005, as a result of the Me Liga (Call Me) promotion which made a greater number of promotional minutes available to customers.

Prepaid ARPU totaled R$17.3 in the 4Q06, R$3.2 higher than the R$14.1 registered in the previous quarter. Excluding the effects of the “full billing” and the provisions related to VAT (ICMS) on monthly subscription fees in the 4Q06, prepaid ARPU would have increased by 26.9% over the average for the first three quarters, emphasizing an upward revenue trend in the prepaid segment.

In 2006, prepaid ARPU totaled R$12.3, higher than the R$9.6 registered in 2005, also due to the adoption of the “full billing” rule. Excluding this impact, prepaid ARPU would have increased by 3.1% when compared to 2005, due to higher recharge volume related to the Me Liga (Call Me) promotion, partially offset by higher volumes of free minutes offered and minutes received by users.

As a result, 4Q06 blended total minutes of use reached 83 and blended ARPU totaled R$28.6, representing an increase of 2.5% when compared to the R$27.9 registered in the 3Q06. Excluding the effects of the “full billing” and value added tax (ICMS) provision effects, blended ARPU would have recorded a 6.8% increase over the average for the first three quarters of 2006, totaling R$23.6. In 2006, total minutes of use reached 73 and blended ARPU amounted to R$25.2, versus R$24.1 in 2005. Excluding the impacts of “full billing” and VAT (ICMS) provisions, blended ARPU would have reached R$22.5 in 2006.

ARPU (R$)

Estimated market share of 22.2% in the 4Q06

Market share was estimated at 22.2% in 4Q06, against 23.5% registered in the 3Q06. Excluding the effect of the client base clean-up held in November and December 2006, market share would have been estimated at 23.7%, representing the Company’s best commercial performance since the 2Q06, significantly reversing the downward trend observed in recent years.

Gross sales share in the 4Q06 was estimated at 28.9%, 1.3 p.p. higher than the previous quarter. In 2006 gross sales share was estimated at 27.3%, versus 24.1% in 2005.

EBITDA of R$36.7 million for the year

In the 4Q06, EBITDA and EBTIDA margin (excluding handset revenues) were negative at R$23.4 million and 21.9% of net service revenues, respectively. In 2006, EBITDA was positive at R$36.7 million, representing 9.5% of net service revenues, or 8.4% of total net revenues. Excluding the impacts of the “full billing” rule adoption and VAT (ICMS) provisions on monthly subscription fees, EBITDA would have reached R$83.6 million in 2006, or 24.3% of net service revenues.

Excluding the impacts of the “full billing” rule adoption, VAT (ICMS) provisions on monthly subscription fees and non-recurring expenses related to adjustments performed by the Company’s new management (which included consulting services and provisions for losses in inventory in transit or held by third parties), EBITDA and the EBITDA margin would have reached R$90.5 million and 26.3% of net service revenues, respectively, reflecting a significant improvement in the last quarter of the year.

EBITDA (R$ million)

Depreciation and amortization

In the 4Q06, depreciation and amortization expenses totaled R$32.6 million, R$5.1 million higher than the R$27.5 million recorded in the 3Q06. In 2006, depreciation and amortization expenses reached R$116.0 million, an increase of 2.9% when compared to 2005 (R$112.7 million).

Net financial expense of R$11.6 million

	R$ million
	3Q06	4Q06
Interest Expenses (a)	(12.9)	(31.3)
Interest Income (b)	2.1	3.2
Foreign Exchange Gain (Loss) (c)	(1.8)	4.2

Net Financial Income (Expense)	(12.6)	(23.9)
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), VAT (ICMS) provisions (R$15,6), and taxes on financial transactions; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL INCOME/EXPENSE INFORMATION

	R$million
	3Q06	4Q06
Expense related to debt denominated in foreign currency	(7.1)	(1.1)
Gain (loss) on hedging operations	(4.0)	(7.7)

Sub-total	(11.1)	(8.8)
Expense related to debt denominated in Reais	(1.3)	0.0

Financial expense (debt related)	(12.4)	(8.8)
Net financial expense (not related to debt)*	(1.3)	(15.9)

Sub-total	(13.7)	(24.7)
Interest income – cash investing activities	1.1	0.8

Net Financial Income (Expense)	(12.6)	(23.9)
* Net financial expenses not related to debt are primarily associated with taxes such as CPMF and IOF. In 2006, it also includes interests and monetary restatement related to ICMS contingencies in the amount of R$15.6 million.

Negative net result of R$49.2 million for the quarter

Net result in 4Q06 was negative in R$49.2 million, or R$7.341 per ADS (R$0.147 per thousand shares). Year-to-date, net result was negative in R$76.1 million.

Total debt of R$241.1 million

At the end of the year, total debt amounted to R$241.1 million, 100.0% of which denominated in US Dollars. As of December 31, 2006, 80% of the Company’s total debt was hedged.

Net debt of R$229.6 million

As of December 31, 2006, the Company’s indebtedness was partially offset by cash and cash equivalents and temporary cash investments in the amount of R$51.4 million, but was impacted by accounts payable from hedging operations in the amount of R$39.8 million, resulting in net debt of R$229.6 million.

NET DEBT (R$million)

Investments totaled R$27.8 million for the quarter

During the fourth quarter of 2006, Amazônia Celular’s capital expenditures reached R$27.8 million. For the year, capital expenditures totaled R$51.3 million. The breakdown of such investments is as follows:

CAPEX BREAKDOWN

CAPEX (R$million)	4Q05	1Q06	2Q06	3Q06	4Q06	2006
Network	33.0	7.5	7.1	4.0	19.5	38.1
IS/IT	4.3	0.8	0.9	1.2	4.9	7.8
Others	0.4	0.1	1.5	0.4	3.4	5.4
T O T A L	37.7	8.4	9.5	5.6	27.8	51.3

Notes Units

The unsecured Senior Notes (Notes Units or Notes) has restrictive conditions including covenants based on financial ratios.

Should the Company fail to comply with any covenant, the Notes and the loans and long-term financing obtained may be subject to early maturity.

Due to the provisions related to disputes concerning the payment of value added tax (ICMS) on activations, monthly subscription fees and VAS, Amazônia Celular did not meet the financial ratios specified in the Notes during 4Q06. The management of the Company and its subsidiary has begun the negotiation process with our creditors and are confident that a waiver will be granted. However, as no definitive agreement has been reached as yet, the financing installments originally due in the long-term, amounting to R$6.0 million (holding company) and R$129.1 million (consolidated), were reclassified under current liabilities.

Debt payment schedule

Year	R$million	% denominated in US$
2007	241.1	100.0%

Free cash flow

Free cash flow in the 4Q06 was negative at R$118.7 million, compared to a negative free cash flow of R$22.9 million in the previous quarter. This difference is mainly due to the (i) VAT (ICMS) provisions on monthly subscription fees, and (ii) Notes reclassification. Excluding these effects, free cash flow would have reached R$45.0 million, an improvement over the previous quarter as a result of greater impact of hedge operations in the 3Q06 and positive working capital variation in the 4Q06.

Year-to-date, free cash flow amounted to negative R$131.5 million as opposed to positive R$12.9 million registered in the previous year. The difference was a result of the (i) reclassification of the Notes as short-term due to Amazônia’s technical breach of the covenants in the 4Q06, and (ii) provisions related to value added tax (ICMS) disputes in the states of Pará, Maranhão and Roraima. Excluding these effects, free cash flow in 2006 would have reached a positive R$32.3 million.

Financial ratios

Ratios	4Q05	1Q06	2Q06	3Q06	4Q06	4Q06*
Net Debt/EBITDA (1)	1.78	2.20	2.42	2.71	6.25	2.76
Net Debt/Total Assets	31%	36%	39%	39%	36%	36%
Interest Coverage Ratio (1)	6.1	4.9	5.2	4.3	1.6	3.6
Current Liquidity Ratio	0.8	0.6	0.6	0.7	0.5	0.5
(1) Last twelve months.
* Excluding the effects of additional provisions related to disputes concerning the payment of value added tax (ICMS) on activations, monthly subscription fees and VAS.

*****************

For further information please contact:

Tele Norte Celular Participações S.A.
Investor Relations Department
Oscar Thompson / Renata Pantoja / Fernanda Ribeiro
Phones: (+55 61) 3429-5620/5616/ 5617
Fax: (+55 61) 3429-5626
E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

OPERATIONAL DATA

	2005		2006					Var. % (4Q06/3Q06)

	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD

Licensed Pops (in millions)	16.7	16.7	16.7	17.6	17.6	17.6	17.6	0.0%

Clients	1,223,041	1,223,041	1,233,115	1,250,567	1,273,256	1,210,780	1,210,780	-4.9%
Postpaid	257,155	257,155	251,892	248,343	240,941	232,271	232,271	-3.6%
Prepaid	965,886	965,886	981,223	1,002,224	1,032,315	978,509	978,509	-5.2%

MOU Incoming								0.0%
Postpaid	92	81	90	82	82	84	85	2.7%
Prepaid	22	22	20	22	25	28	24	12.5%
MOU Outgoing								0.0%
Postpaid	117	112	114	129	146	155	136	6.4%
Prepaid	8	8	8	9	15	17	12	13.2%

Total Outgoing Traffic (Million of Minutes)	114.6	470.0	109.0	124.1	152.0	158.9	544.0	4.5%
Total Incoming Traffic (Million of Minutes)	133.5	532.5	128.2	126.3	136.9	142.9	534.3	4.4%

Average Revenue per User - ARPU (R$)	24.5	24.1	22.3	21.9	27.9	28.6	25.2	2.4%
Postpaid	77.3	72.4	74.7	72.8	84.9	75.2	76.9	-11.4%
Prepaid	9.7	9.6	8.7	9.1	14.1	17.3	12.3	22.9%

Service Revenues (R$ millions)								0.0%
Monthly Fee	19,837	83,985	18,921	19,631	20,675	11,219	70,446	-45.7%
Outgoing Traffic	39,115	156,941	35,482	34,554	34,470	38,079	142,585	10.5%
Incoming Traffic	28,947	124,685	27,689	27,416	50,310	55,043	160,457	9.4%
Other	6,999	24,397	4,572	2,365	2,317	2,297	11,551	-0.8%

TOTAL	94,897	390,008	86,664	83,966	107,772	106,638	385,040	-1.1%

Data Revenues (% of net serv. revenues)	4.9%	4.4%	6.9%	8.6%	6.1%	5.8%	6.8%	-0.3 p.p.

Cost of Services (R$ millions)
Leased lines	9,130	35,881	8,897	10,057	9,416	8,900	37,270	-5.5%
Interconnection	5,378	16,712	2,830	3,300	29,189	27,920	63,239	-4.3%
Rent and network maintenance	6,840	24,922	6,102	4,814	5,050	5,767	21,734	14.2%
FISTEL and other taxes	5,522	19,274	5,434	5,583	5,830	3,554	20,400	-39.0%
Other	3,669	14,789	2,069	1,952	901	227	5,150	-74.8%

TOTAL	30,540	111,578	25,332	25,705	50,386	46,369	147,792	-8.0%

Churn - Annualized Rate	46.7%	48.1%	41.7%	43.8%	47.9%	86.4%	54.9%	38.5 p.p.
Postpaid	25.4%	32.8%	25.0%	25.2%	22.8%	27.4%	25.1%	4.6 p.p.
Prepaid	52.7%	52.8%	46.1%	48.5%	54.0%	100.5%	62.3%	46.5 p.p

Cost of Acquisition (R$)	114	158	149	122	130	96	122	-26.1%
Retention Costs (% of net serv. revenues)	13.4%	13.5%	18.3%	19.8%	15.7%	13.3%	16.5%	-2.4 p.p
CAPEX (R$ millions)	37.7	65.2	8.4	9.5	5.6	27.8	51.3	399.7%

Number of locations served	210	210	211	213	214	212	212	-0.9%
Number of cell sites	715	723	703	692	681	690	690	1.3%
Number of switches	13	13	13	13	14	14	14	0.0%

Headcount	891	891	886	863	829	814	814	-1.8%
Market Share	26%	26%	24%	23%	24%	22%	22%	-2.0 p.p.

INCOME STATEMENT (BR GAAP)

								(in R$ 000)

	2005		2006					Var. % (4Q06/3Q06)

	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD

Service Revenues - GROSS	131,476	545,895	124,515	133,766	179,776	192,202	630,259	6.9%
Equipment Revenues - GROSS	14,809	59,466	16,144	20,908	20,395	16,559	74,006	-18.8%

Total Revenues - GROSS	146,285	605,361	140,659	154,674	200,171	208,761	704,265	4.3%
Taxes	(40,922)	(173,337)	(42,768)	(55,957)	(78,124)	(91,138)	(267,987)	16.7%

Service Revenues - NET	94,897	390,008	86,664	83,966	107,772	106,638	385,040	-1.1%
Equipment Revenues - NET	10,466	42,017	11,227	14,751	14,275	10,985	51,238	-23.0%

Total Revenues - NET	105,363	432,025	97,891	98,717	122,047	117,623	436,278	-3.6%

Cost of Services	30,540	111,578	25,332	25,705	50,386	46,369	147,792	-8.0%
Cost of Equipment	12,801	56,085	13,163	16,100	16,726	13,526	59,515	-19.1%
Selling & Marketing Expenses	24,744	100,176	28,259	26,585	24,510	23,473	102,827	-4.2%
Bad Debt Expense	2,360	13,313	3,127	4,415	3,318	5,465	16,325	64.7%
General & Administrative Expenses	10,867	41,782	9,112	8,599	5,824	52,170	75,705	795.8%
Other operating expense (income)	(11,393)	(15,556)	-	(2,626)	-		(2,635)	n.a.

EBITDA	35,444	124,647	18,898	19,939	21,283	(23,371)	36,749	-209.8%
%	37.3%	32.0%	21.8%	23.7%	19.7%	-21.9%	9.5%	-41.6 p.p.

Depreciation & Amortization	28,735	112,738	27,930	27,976	27,522	32,572	116,000	18.3%
Interest Expense	6,238	81,055	29,786	14,615	12,880	31,306	88,587	143.1%
Interest Income	(4,941)	(17,826)	(3,922)	(2,741)	(2,125)	(3,177)	(11,965)	49.5%
Foreign Exchange Loss (Gain)	13,339	(36,908)	(17,978)	(933)	1,827	(4,257)	(21,341)	-333.0%
Others	(3,158)	842	91	(10)	386	326	793	-15.5%
Income Taxes	35,548	28,538	(6,589)	(7,103)	(6,259)	(13,682)	(33,633)	118.6%
Minority Interests	(835)	(1,425)	(2,367)	(2,852)	(3,129)	(17,263)	(25,611)	451.7%

Net Income (loss)	(39,482)	(42,367)	(8,053)	(9,013)	(9,819)	(49,196)	(76,081)	401.0%

Number of shares (thousand)	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	0.0%
Earnings per thousands shares (R$)	(0.118)	(0.126)	(0.024)	(0.027)	(0.029)	(0.147)	(0.227)	401.0%
Earnings per ADS (R$)	(5.891)	(6.322)	(1.202)	(1.345)	(1.465)	(7.341)	(11.353)	401.0%

(1) Interest paid: 4Q05 - R$3,777 thousand; 1Q06 - R$6,096 thousand; 2Q06 - R$4,794 thousand; 3Q06 - R$7,312 thousand; and 4Q06 - R$4,806 thousand.

BALANCE SHEET (BR GAAP)

					(in R$ 000)

	4Q06	3Q06		4Q06	3Q06

Current Assets			Current Liabilities
Cash & cash equivalents	22,674	17,269	Loans & Financing	241,137	131,284
Tempory Cash Investments	28,726	26,127	Loan Interest	6,277	5,814
Accounts Receivable	104,899	99,273	Suppliers	138,264	113,662
Taxes Receivable	22,017	21,327	Taxes Payable	6,577	5,105
Other Assets	15,621	26,571	Dividends	819	829

	193,937	190,567	Other Current Liabilities	29,214	27,129

				422,288	283,823

Long-term Assets	95,010	111,614	Loans & Financing	-	138,013

Deferred Assets	-	-	Other Long-term Liabilities	105,397	40,968

Plant & Equipment			Minority Interest	30,195	47,235
Cost	998,539	973,560
Accum Depreciation	(641,609)	(612,684)	Shareholders' Equity	87,997	153,018

	356,930	360,876

	645,877	663,057		645,877	663,057

CASH FLOW (BR GAAP)

		(in R$ 000)

	2006	2005

Operating activities
Loss	(76,081)	(42,367)
Adjustments to reconcile loss to cash from operating
Depreciation and amortization	116,000	112,738
Foreign exchange and indexation charges (principal)	(20,967)	(36,137)
Unrealized losses on cross-currency interest swaps	28,868	29,424
Deferred income taxes	(33,778)	24,373
Minority interest	(25,611)	(1,425)
Unrealized gains on temporary cash investments	(2,424)	(6,445)
PIS and COFINS recoveravle	-	(10,409)
Provision for contingencies and other	47,941	2,139
Changes in operating assets and liabilities	(14,284)	(44,946)

Cash provided by operating activities	19,664	26,945

Investing activities
Cash proceeds from disposals of property and equipment	2,472	170
Additions to property and equipment	(25,297)	(12,674)

Cash used in investing activities	(22,825)	(12,504)

Investing activities
Proceeds from issuance of debt	110,251	108,877
Payment of debt	(96,478)	(110,276)
Dividends paid	(3,172)	(357)

Cash provided by (used in) financing activities	10,601	(1,756)

Increase in cash and cash equivalents	7,440	12,685
Cash and cash equivalents, beginning of the year	15,234	2,549

Cash and cash equivalents, end of the year	22,674	15,234

GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers – monthly

 Sum of customers at the beginning and the end of the month
2

b) Average customers – quarterly and year to date

Sum of the average customers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

 Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
3

b) Churn % - year to date

YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average customers for the period
Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average customers for the period

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activation in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses* – Minority Interests – Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = ( Δ Current Assets – Δ; Cash & Cash Equivalents ) –
(Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
* Does not include profit sharing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2007.

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.